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WRITER’S DIRECT DIAL NUMBER (202) 274-2007	WRITER’S EMAIL nquint@luselaw.com

February 22, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	TEB Bancorp, Inc.
Form 10-K for Fiscal Year Ended June 30, 2021
Filed on September 23, 2021
File No. 000-56049

Ladies and Gentlemen:

On behalf of TEB Bancorp, Inc. (the “Company”), set forth below is the comment from the Staff’s comment letter dated February 14, 2022, regarding the above-referenced Annual Report on Form 10-K, as well as the Company’s response to the comment.

Form 10-K Filed on September 23, 2021
ITEM 9A. Controls and Procedures, page 51

1.
Please amend your filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management’s assessment of internal control over financial reporting. Please ensure that you address the following:

•	Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework. Refer to Item 308(a)(2).
•	Include a definitive statement as to whether or not your internal control over financial reporting is effective at the end of your most recent fiscal year. Refer to Item 308(a)(3).

The Company has filed Amendment No. 1 to its Annual Report on Form 10-K to revise Item 9A to include the following:

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).  Based on our assessment we concluded that, as of June 30, 2021, the Company’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. As the Company is a non-accelerated filer, management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permit the Company to provide only the management’s report in this annual report.

*   *   *   *   *

We trust the foregoing is responsive to the Staff’s comment.  Please advise the undersigned at (202) 274-2007 if there are any further comments or questions.

Respectfully,

/s/ Ned Quint

Ned Quint

cc:	Jennifer L. Provancher, President and Chief Executive Officer Kip Weissman, Esq.